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EXHIBIT 11.1

Transcrypt International, Inc and Subsidiaries
Computation of Net Loss Per Share

	DECEMBER 31, 2000	DECEMBER 31, 1999	DECEMBER 31, 1998
Net loss	$(25,386)	$(3,827)	$(22,294)

Net loss per Share—Basic
Weighted average common shares—Basic	13,511,489	12,947,795	12,946,624

Net loss per share—Basic	$(1.88)	$(0.30)	$(1.72)

Net loss per Share—Diluted
Shares used in this computation:
Weighted average common shares—Basic	13,511,489	12,947,795	12,946,624

Dilutive effect of shares under employee stock plans (*)	—	—	—

Weighted average common shares—Diluted	13,511,489	12,947,795	12,946,624

Net loss per share—Diluted	$(1.88)	$(0.30)	$(1.72)

* Common stock equivalents were not included as their effect would be anti-dilutive.

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  EXHIBIT 11.1
COMPUTATION OF PRO FORMA NET LOSS PER SHARE